Filed by MidCap Financial Investment Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MidCap Financial Investment Corporation Commission File No. 814-00646

Date: November 7, 2023

MidCap Financial Investment Corporation (NASDAQ: MFIC) Announces Merger Agreements with Apollo Senior Floating Rate Fund Inc. (NYSE: AFT), and Apollo Tactical Income Fund Inc. (NYSE: AIF) Apollo Global Management November 7, 2023 September 30, 2023

Disclaimers, Definitions and Important Notes Forward-Looking Statements Some of the statements in this presentation constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of MFIC, AIF, and AFT, and distribution projections; business prospects of MFIC, AIF, and AFT, and the prospects of their portfolio companies, if applicable; and the impact of the investments that MFIC, AIF, and AFT expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate one or both of the Mergers (as defined below) contemplated by the Merger Agreement among MFIC, AIF and certain other parties thereto and the Merger Agreement among MFIC, AFT and certain other parties thereto on the expected timeline, or at all; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of the stockholders of MFIC, AIF, and AFT voting in favor of the applicable Proposals (as defined below); (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; (ix) any potential termination of one or both merger agreements; (x) the future operating results and net investment income projections of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company; (xi) the ability of Apollo Investment Management L.P. (“MFIC Adviser”) to implement MFIC Adviser’s future plans with respect to the combined company; (xii) the ability of MFIC Adviser and its affiliates to attract and retain highly talented professionals; (xiii) the business prospects of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xiv) the impact of the investments that MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company expect to make; (xv) the ability of the portfolio companies of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company; (xix) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xx) the risk that stockholder litigation in connection with one or both of the Mergers may result in significant costs of defense and liability. MFIC, AIF, and AFT have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although MFIC, AIF, and AFT undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that MFIC, AIF, and/or AFT in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K. Past Performance Past performance is not indicative nor a guarantee of future returns, the realization of which is dependent on many factors, many of which are beyond the control of Apollo Global Management, Inc., MFIC Adviser, Apollo Credit Management LLC, MFIC, AFT, and AIF. There can be no assurances that future dividends will match or exceed historic ones, or that they will be made at all. Net returns give effect to all fees and expenses. Unless otherwise noted, information included herein is presented as of the date indicated on the cover page and may change at any time without notice. MFIC, AFT and AIF are subject to certain significant risks relating to their businesses and investment objectives. For more detailed information on risks relating to MFIC, AFT and AIF, see the latest annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K, as applicable. Financial Data Financial data used in this presentation for the periods shown is from MFIC's, AFT's and AIF's Form 10-K, Form N-CSR, Form 10-Q and Form N-CSRS filings, as applicable, with the SEC during such periods. Unless otherwise indicated, the numbers shown herein are rounded and unaudited. Quarterly, semi-annual, and annual financial information for MFIC, AFT, and AIF refers to fiscal periods. All share and per share data shown herein is adjusted for the one-for-three reverse stock split of MFIC’s common stock which took effect at the close of business on November 30, 2018. Additional Important Disclosure This presentation is confidential and may not be distributed, transmitted or otherwise communicated to others, in whole or in part, without the express written consent of Apollo Global Management, Inc. (together with its subsidiaries, “Apollo”) and is intended solely for the use of the persons to whom it has been delivered. This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, any security, product or service. This presentation and the transactions, investments, products, services, securities or other financial instruments referred to in this presentation are not directed to, or intended for distribution to or use by, any person or entity who is a citizen or resident of or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to any laws or regulations. Recipients may only use this presentation to the extent permitted by the applicable laws and regulations and should be aware of and observe all such applicable laws and regulations.

Disclaimers, Definitions and Important Notes “Assets Under Management”, or “AUM”, refers to the assets of the funds, partnerships and accounts to which Apollo provides investment management, advisory, or certain other investment-related services, including, without limitation, capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. AUM equals the sum of: The net asset value (“NAV”), plus used or available leverage and/or capital commitments, or gross assets plus capital commitments, of the yield and certain hybrid funds, partnerships and accounts for which we provide investment management or advisory services, other than certain collateralized loan obligations (“CLOs”), collateralized debt obligations (“CDOs”), and certain perpetual capital vehicles, which have a fee-generating basis other than the mark-to-market value of the underlying assets; for certain perpetual capital vehicles in yield, gross asset value plus available financing capacity; The fair value of the investments of equity and certain hybrid funds, partnerships and accounts Apollo manages or advise, plus the capital that such funds, partnerships and accounts are entitled to call from investors pursuant to capital commitments, plus portfolio level financings; The gross asset value associated with the reinsurance investments of the portfolio company assets Apollo manages or advises; and The fair value of any other assets that Apollo manages or advises for the funds, partnerships and accounts to which Apollo provides investment management, advisory, or certain other investment-related services, plus unused credit facilities, including capital commitments to such funds, partnerships and accounts for investments that may require pre-qualification or other conditions before investment plus any other capital commitments to such funds, partnerships and accounts available for investment that are not otherwise included in the clauses above. Apollo’s AUM measure includes Assets Under Management for which Apollo charges either nominal or zero fees. Apollo’s AUM measure also includes assets for which Apollo does not have investment discretion, including certain assets for which Apollo earns only investment-related service fees, rather than management or advisory fees. Apollo’s definition of AUM is not based on any definition of Assets Under Management contained in its governing documents or in any management agreements of the funds Apollo manages. Apollo considers multiple factors for determining what should be included in its definition of AUM. Such factors include but are not limited to (1) Apollo’s ability to influence the investment decisions for existing and available assets; (2) Apollo’s ability to generate income from the underlying assets in funds it manages; and (3) the AUM measures that Apollo uses internally or believe are used by other investment managers. Given the differences in the investment strategies and structures among other alternative investment managers, Apollo’s calculation of AUM may differ from the calculations employed by other investment managers and, as a result, this measure may not be directly comparable to similar measures presented by other investment managers. Apollo’s calculation also differs from the manner in which its affiliates registered with the SEC report “Regulatory Assets Under Management” on Form ADV Part I and Form PF in various ways. Apollo uses AUM, Gross capital deployed and Dry powder as performance measurements of its investment activities, as well as to monitor fund size in relation to professional resource and infrastructure needs. No Offer or Solicitation This Presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this Presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MFIC, AFT or AIF or in any fund or other investment vehicle managed by Apollo or any of its affiliates. Additional Information and Where to Find It This presentation relates to the proposed Mergers (as defined below) and certain related matters (the “Proposals”). In connection with the Proposals, MFIC, AIF, and AFT will file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and MFIC will file with the SEC a registration statement that includes the Joint Proxy Statement and a prospectus of MFIC (the “Registration Statement”). The Joint Proxy Statement and the Registration Statement will each contain important information about MFIC, AIF, AFT and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF MFIC, AIF, AND AFT ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MFIC, AIF, AND AFT AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by MFIC, from MFIC’s website at https:// www.midcapfinancialic.com, and, for documents filed by AIF, from AIF’s website at https://www.apollofunds.com/apollo-tactical-income-fund, and, for documents filed by AFT, from AFT’s website at https://www.apollofunds.com/apollo-senior-floating-rate-fund. Participants in the Solicitation MFIC, its directors, certain of its executive officers and certain employees and officers of MFIC Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2023. AIF, AFT, their directors, certain of their executive officers and certain employees and officers of Apollo Credit Management, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of AFT and AIF is set forth in the proxy statement for their 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the MFIC, AIF, and AFT stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

MFIC Expected to be accretive to return on equity and net investment income per share 2 Special cash dividend Increased scale Expected to result in greater stock liquidity Potentially expands MFIC’s research analyst coverage Expected to improve access to capital Potential operational synergies Expected to improve portfolio metrics 1. In connection with the consideration of the transactions, the boards of directors of MFIC, AFT, and AIF each established a special committee, consisting only of certain independent directors (the “MFIC Special Committee” and the “CEF Special Committees”). The boards of directors of MFIC, AFT and AIF unanimously approved their respective mergers in consideration of the unanimous recommendations of the MFIC Special Committee and respective CEF Special Committees. 2. ROE denotes return on equity and NII denotes net investment income. We Believe the Proposed Mergers of AFT and AIF with MFIC are in the Best Interests of All Shareholders1 AFT & AIF Expected to be accretive to return on equity and net investment income per share 2 Special cash payment and additional special cash dividend Increased scale Expected to result in greater stock liquidity Gains benefit of research analyst coverage Expected to improve access capital Potential operational synergies Proposed Mergers Create a Larger, More Scaled BDC Focused on Middle Market Direct Lending

Significant Shareholder Financial Benefits Related to the Transactions Special Cash Payment to AFT and AIF Shareholders An affiliate of Apollo will make a special cash payment of $0.25 per share to each AFT or AIF shareholder of record as of the closing date of the applicable transaction, following the closing of the applicable merger.1 Special Cash Dividend to Shareholders Following the closing of the Merger(s), as applicable, MFIC will pay a cash dividend of $0.20 per share. The exact record date for the $0.20 per share special dividend will be determined by the MFIC Board of Directors based upon the timing of the closings of the Merger(s).2 Transaction Expense Reimbursement All merger-related expenses will be reimbursed by an affiliate of Apollo for each successful transaction. A portion of the merger-related expenses of AFT or AIF, as applicable, will be reimbursed by an affiliate of Apollo, if the respective transaction is not successful; the remainder will be borne by AFT or AIF, as applicable. In addition, a portion of the merger-related expenses of MFIC will be reimbursed by an affiliate of Apollo if neither transaction is successful; the remainder will be borne by MFIC. 1. The exact record date will be the closing date of the applicable transaction. The specific tax characteristics of the $0.25 per share special cash payment have not yet been determined. Apollo and its affiliates make no assurances regarding the tax treatment to stockholders of the receipt of this special cash payment. 2. The specific tax characteristics of the $0.20 per share special dividend have not yet been determined and will be reported to stockholders on Form 1099 after the end of the calendar year in which it is paid. Apollo and its affiliates make no assurances regarding the tax treatment to stockholders of the receipt of this special dividend.

APOLLO

Overview of MFIC, AFT, and AIF

	MidCap Financial Investment Corporation NASDAQ: MFIC	Apollo Senior Floating Rate Fund Inc. NYSE: AFT	Apollo Tactical Income Fund Inc. NYSE: AIF
Structure	Listed Business Development Company ("BDC") Regulated under the 1940 Act	Listed Closed End Fund ("CEF") Registered under the 1940 Act	Listed Closed End Fund ("CEF") Registered under the 1940 Act
Investment Objective	Generate current income and, to a lesser extent long-term capital appreciation	Seek current income and preservation of capital by investing primarily in senior, secured loans made to companies whose debt is rated below investment grade and investments with similar economic characteristics.	Primary objective is to seek current income with a secondary objective of preservation of capital by investing in a portfolio of senior loans, corporate bonds and other credit instruments of varying maturities
Inception Date	April 8, 2004	February 23, 2011	February 25, 2013
Tax Structure	Regulated investment company ("RIC")	Regulated investment company ("RIC")	Regulated investment company ("RIC")
Portfolio Size / Direct Origination % [1, 2]	$2.37 billion / 92%	$346 million / 23%	$311 million / 33%
Net Asset Value [2]	$997 million	$234 million	$212 million
Net Asset Value Per Share [2]	$15.28	$15.05	$14.63
Shares Outstanding [2]	65,253,275	15,573,575	14,464,026
Regulatory Minimum Asset Coverage Ratio	150%	300% [3]	300% [3]
Investment Adviser	Apollo Investment Management, L.P., an affiliate of Apollo Global Management, Inc.	Apollo Credit Management, LLC. an affiliate of Apollo Global Management, Inc.	Apollo Credit Management, LLC. an affiliate of Apollo Global Management, Inc.

1. At fair value. 2. As of September 30, 2023. 3. On debt.

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1. The descriptions set forth above are a summary of certain terms and are not intended to be complete. Please refer to the Merger Agreements for complete descriptions of the key terms of each merger. 2. The NAV’s used in determining the exchange ratios will include any distributions declared prior to each closing and will be determined within 48 hours prior to closing of the applicable merger. 3. The exact record date will be the closing date of the applicable transaction. The specific tax characteristics of the $0.25 per share special cash payment have not yet been determined. Apollo and its affiliates make no assurances regarding the tax treatment to stockholders of the receipt of this special cash payment 4. The specific tax characteristics of the $0.20 per share special dividend have not yet been determined and will be reported to stockholders on Form 1099 after the end of the calendar year in which it is paid. Apollo and its affiliates make no assurances regarding the tax treatment to stockholders of the receipt of this special dividend. 5. Based on net assets as of September 30, 2023 for MFIC, AFT, and AIF. Includes the impact of the special cash dividend of $0.20 per share from the combined company, payable after the closings to each MFIC share, including existing MFIC shares and the newly issued MFIC shares. Based on MFIC’s net leverage ratio of 1.40x. The net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets. 6. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to MFIC or MFIC’s Investment Adviser. MidCap Financial is not obligated to take into account MFIC’s interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 7. MFIC is subject to a 150% minimum asset coverage requirement pursuant to Section 61(a)(2) of the 1940 Act, as amended by The Small Business Credit Availability Act (“SBCAA”). AFT and AIF are both subject to a 300% minimum asset coverage requirement on debt pursuant to Section 18 of the 1940 Act. Summary of Key Terms of the Transactions1 Structure of the Mergers MFIC to acquire 100% of AFT and AIF in two parallel stock-for-stock transactions, with shares to be exchanged on a NAV-for-NAV basis2 The Mergers will result in an ownership split of the combined company proportional to each of MFIC’s, AFT’s, and AIF’s respective net asset values MFIC will be the surviving entity in both mergers and will continue to operate as a BDC and trade under the ticker symbol “MFIC” on the NASDAQ Global Select Exchange The Transactions are intended to be treated as tax-free reorganizations Special Cash Payment 3 Cash payment of $0.25 per share from an affiliate of Apollo Global Management, Inc. (“Apollo”) to each AFT or AIF shareholder of record as of the closing of the applicable transaction, following the closing of the applicable transaction Special Cash Dividend 4 Following the closing of the Merger(s), as applicable, MFIC will pay a cash dividend of $0.20 per share. The exact record date for the $0.20 per share special dividend will be determined by the MFIC Board of Directors based upon the timing of the closings of the Merger(s) Pro Forma Balance Sheet Combined company will have approximately $3.4 billion of investments and $1.4 billion of net assets5 No change to MFIC’s investment strategy which will remain focused on first lien floating rate loans to middle market companies, primarily sourced by MidCap Financial6 AFT and AIF’s liquid assets will be rotated in the ordinary course into first lien floating rate loans to middle market companies, primarily sourced by MidCap Financial 6 The mergers unlock approximately $330 million of incremental asset capacity due to MFIC’s lower minimum asset coverage7 AFT and AIF’s existing indebtedness will be repaid by MFIC contemporaneous to the closing of each transaction Merger Contingency The mergers are not contingent on each other; i.e., MFIC can acquire one fund if shareholder approval is not obtained for both funds Transaction Expenses All merger-related expenses will be reimbursed by an affiliate of Apollo for each successful transaction A portion of the merger-related expenses of AFT or AIF, as applicable, will be reimbursed by an affiliate of Apollo, if the respective transaction is not successful; the remainder will be borne by AFT or AIF, as applicable In addition, a portion of the merger-related expenses of MFIC will be reimbursed by an affiliate of Apollo if neither transaction is successful; the remainder will be borne by MFIC Post-Merger Governance Apollo Investment Management, L.P., an affiliate of Apollo will continue to serve as the investment adviser of the combined company All current MFIC officers and directors will remain in their current positions Closing Conditions MFIC Affirmative vote of a majority of votes cast AFT Affirmative vote of majority of outstanding shares AIF Affirmative vote of majority of outstanding shares Other customary closing conditions Expected Timing Expect to file a joint proxy statement and MFIC registration statement in the coming weeks Anticipated closing in the first half of 2024, subject to shareholder approvals and other customary closing conditions

1. Illustrative exchange ratios based on NAV per share for MFIC, AFT, and AIF as of September 30, 2023. Under the terms of each merger agreement, AFT and AIF shareholders will receive an amount of new MFIC shares based upon the net asset values of each company at the time each closing. The NAV’s used in determining the exchange ratios will include any distributions declared prior to each closing and will be determined within 48 hours prior to closing of the applicable merger. Changes in the NAV per share of MFIC, AFT, and AIF before the consummation of the mergers may impact the exchange ratios. 2. Pro forma net assets includes the impact of the special cash dividend of $0.20 per share from the combined company, payable by MFIC after the closing of the Merger(s). Illustrative Exchange Ratios and MFIC Pro Forma Ownership Illustrative Exchange Ratios 1 Pro Forma Ownership

1. Illustrative exchange ratio based on MFIC, AFT, and AIF NAV per share as of September 30, 2023. 2. Under the terms of each merger agreement, AFT and AIF shareholders will receive an amount of new MFIC shares based upon the net asset values of each company at the time of each closing. The NAV’s used in determining the exchange ratios will include any distributions declared prior to each closing and will be determined within 48 hours prior to the closing of the applicable merger. Changes in the NAV per share of MFIC, AFT, and AIF before the consummation of the mergers may impact the exchange ratios. 3. The exact record date will be the closing date of the applicable transaction. The specific tax characteristics of the $0.25 per share special cash payment have not yet been determined. Apollo and its affiliates make no assurances regarding the tax treatment to stockholders of the receipt of this special cash payment. Total Consideration to AFT and AIF (Illustrative1) MFIC to acquire 100% of AFT and AIF in two parallel stock-for-stock transactions, with shares to be exchanged on a NAV-for-NAV basis.2 In addition, an affiliate of Apollo will make a special cash payment of $0.25 per share to each AFT or AIF shareholder of record as of the closing date of the applicable transaction, following the closing of the applicable transaction.3 AFT AIF

1. Pro forma net assets based on MFIC, AFT, and AIF net assets as of September 30, 2023. Includes the impact of the $0.20 per share special dividend to be paid by MFIC after the close of the Merger(s). 2. At fair value. Pro forma portfolio based on net leverage ratio of 1.40x. The net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets. Pro forma number of companies assumes $15.0 million average company exposure for incremental assets. 3. MFIC net investment income return on equity based on annualized net investment income for the quarter ended September 30, 2023 divided by net assets as of June 30, 2023. Post Transaction MFIC Has Greater Scale and More Earnings Power MFIC Net Assets ($ in millions)1 MFIC Investment Portfolio ($ in millions)2 MFIC Net Investment Income Return on Equity3 Enhanced Size and Liquidity Greater Portfolio Diversification Potential ROE Expansion Drivers of ROE Expansion Increased portfolio yield Intend to rotate existing AFT / AIF liquid assets into higher yielding directly originated loans in the ordinary course These liquid assets are owned throughout the Apollo platform which will help facilitate rotation Increased portfolio diversification More individual borrowers Lower % exposure to Merx Cost synergies Elimination of certain duplicative expenses Improved access to capital Better pricing More favorable terms

APOLLO

Expense Synergies

The proposed mergers of AFT and AIF with MFIC are expected to be accretive to net investment income in part due to the opportunity for operating synergies by eliminating certain duplicative corporate expenses

Category	Potential Savings
Administrative	• Administrative fees • Insurance • Listing fees • Regulatory fees
Other professional services	• Legal expenses • Audit fees • Board of Directors • Internal audit fees • Tax related expenses • Printing and mailing expenses

Annual G&A Expenses ($ in millions)[1]


$19.1
~$3.1 m potential savings
$16.0
MFIC + AFT + AIF (current expenses)
Pro forma expenses

	Pre-Merger	Pro forma [3]
Expense ratio [2]	0.60%	0.47%

1. Current expenses reflect general and administrative expenses for last twelve months as of September 30, 2023. 2. Expense ratio defined as general and administrative expense for last twelve months as of September 30, 2023 divided by average quarterly total assets from September 30, 2022 through September 30, 2023. 3. Pro forma expense ratio reflects potential general and administrative savings of $3.1 million and pro forma balance sheet of approximately $3.4 billion.

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1. Net asset value for MFIC, AFT, and AIF as of September 30, 2023. MFIC pro forma net assets includes the impact of the $0.20 per share special dividend, payable by MFIC after the closing of the Merger(s). 2. Market capitalization and average daily value traded 3 months as of November 3, 2023. Combined market capitalization does not include the impact of the $0.20 per share special dividend. Increased Scale and Secondary Market Liquidity Net Asset Value ($ in millions)1 Market Cap, Trading Volume & Research Coverage ($ in millions) 2 The combination of MFIC, AFT, and AIF would result in a larger, more scaled BDC Research Coverage Potentially expands MFIC’s analyst coverage Potential for increased stock liquidity could lead to increased institutional ownership

On a fair value basis. As of September 30, 2023. Investment Portfolios MFIC AIF AFT Affiliates of Apollo manage MFIC, AFT, and AIF, which mitigates the diligence concerns typically associated with mergers of unaffiliated entities. The CEFs’ portfolios primarily include liquid assets that are owned throughout the Apollo platform, which will help facilitate a seamless rotation in the ordinary course into directly originated assets that align with MFIC’s investment strategy.

1. Incremental asset capacity based on MFIC net leverage ratio of 1.40x. The net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets. 2. MFIC is subject to a 150% minimum asset coverage requirement pursuant to Section 61(a)(2) of the 1940 Act, as amended by The Small Business Credit Availability Act (“SBCAA”). AFT and AIF are both subject to a 300% minimum asset coverage requirement on debt pursuant to Section 18 of the 1940 Act. 3. Rotation will occur in the ordinary course. Pro Forma Portfolio Metrics Improve Once Rotated and Deployed Portfolio Rotation, at Fair Value ($ in millions) Portfolio increases by ~$1.0 billion Merx decreases to <6% Direct origination increases to 94% Rotate into direct origination Retain Deploy into direct origination

Note: The closed-end funds’ existing indebtedness will be repaid by MFIC contemporaneous to the closing of each transaction. 1. On November 2, 2023, MFIC completed a $402.36 million collateralized loan obligation (“CLO”) transaction. Proceeds from the CLO transaction were used to repay borrowings under the Company’s multi-currency revolving credit facility (the “Revolver”). 2. Undrawn revolver commitments based on $1.705 billion of lender commitments. Lender commitments under the Revolver will decrease to $1.550 billion on December 22, 2024. Existing Sources of Financing in Place to Execute the Mergers MFIC Debt ($ in millions)

APOLLO

Combined Company Expected to Generate Significant Value for All Shareholders

Financially Attractive Transactions for All Shareholders

Upfront cash payments and accretive to return on equity and net investment income per share

Potential for Increased Shareholder Value

Larger company may **enhance market visibility**, increase stock liquidity, and **increase shareholder value**

Transactions Create a Larger BDC Focused on Middle Market Direct Lending

Leverages **affiliation with MidCap Financial**,[1] a leading middle market lender managed by Apollo

1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to MFIC or to MFIC's Investment Adviser. MidCap Financial is not obligated to take into account the MFIC's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform.

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Why Direct Lending?

1. Source: National Center for the Middle Market mid-year 2023 webinar. 2. Source: Prequin. As of October 2023. Strong Demand for Loans to Middle Market Companies U.S. Middle Market is equivalent to the 5th largest global economy¹ Private Equity Dry Powder and Implied Loan Demand ($ in billions) 2 Why Direct lending? Significant dry powder should translate into strong loan demand Significant dry powder should translate into strong loan demand Significant dry powder should translate into strong loan demand

1. Source: Federal Deposit Insurance Statistics as a Glance. 2023 YTD as of June 30, 2023. 2. Source: LCD’s Quarterly Leveraged Lending Review: 3Q 2023. Non-banks includes institutional investors and finance companies. Reduced Bank Lending Continues to Drive Growth in Direct Lending Why direct lending? Number of U.S Banks Continues to Decline 1 Bank’s Reduced Participation in Loan Market 2 53% decline since 2000

Source: U.S. Cliffwater Direct Lending Index, S&P LSTA U.S. Leveraged Loan Index, BofA U.S. High Yield Index, BofA U.S. Corporate Index and Bloomberg U.S. Treasury Index as of December 31, 2022. Volatility is measured using standard deviation. Reflects the views and opinions of Apollo Analysts. Subject to change at any time without notice. Direct Lending Strong Returns and Lower Historical Volatility Why direct lending? 15-Year Annualized Returns and Volatility by Asset Class Direct Lending Leveraged Loans Investment Grade Bonds Treasuries Return High Yield Bonds

Broadly Syndicated Loans & High yield bonds Direct Origination Credit Documentation Control Ñ ü Due Diligence Access Partial Full Relationship with Borrower Limited Comprehensive Origination and Spread Economics Ñ ü Syndication Control Ñ ü Recurring Flow and Allocation Control Ñ ü Granularity Concentrated Granular We Believe Directly Originated Assets Produce Better Risk-Adjusted Returns Why direct lending?

What is a BDC? A business development company (“BDC”) is a type of closed-end fund designed to lend to private U.S. companies In 1980, Congress passed the Small Business Investment Incentive Act, which created the BDC section of the 1940 Act BDCs are required to invest at least 70% of their assets in qualifying assets which includes private U.S. companies or public U.S. companies having a market capitalization of less than $250 million BDCs are permitted to use leverage up to 2:1 debt-to-equity (i.e., equates to minimum asset coverage ratio of 150%) BDCs can be either listed, non-traded, or private. BDCs can be either internally or externally managed. Benefits of the publicly traded BDC model Access: Investors benefit from access to high yielding, private market investments with the benefit of added liquidity through publicly-traded investment vehicles Tax Efficient: BDCs are tax-advantaged and receive flow-through tax treatment as a Regulated Investment Company (“RIC status”) Disclosure: Like traditional corporations, BDCs file periodic reports on 10Qs, 10Ks, and current reports on 8Ks Diversification: Portfolio diversification helps reduce risks typically associated with private equity investments What is a Business Development Company? Why direct lending? Simplified BDC Model BDC SHAREHOLDERS PRIVATE COMPANIES BDC Must Distribute at least 90% of income to shareholders Interest Payment Combined Capital Capital Investment

1. Assets at fair value. 2. Source: Refinitiv’s BDC Collateral. BDC sector assets includes listed BDCs, private BDCs, and perpetual non-traded BDCs. 3. Source: Investment Company Institute. BDC Sector Growing While Closed End Fund Sector Relatively Flat Over the last several years, total BDC assets have grown significantly, while total closed end fund assets have been relatively flat. Why direct lending? Total Assets of BDCs ($ in billions, year end) 1,2 Total Assets of Closed End Funds ($ in billions, year end) 1,3

Overview of MidCap Financial Investment Corporation

Note: No guarantee that targets will be achieved. MFIC is a publicly traded BDC treated as a regulated investment company (“RIC”) for tax purposes focused on investing primarily in senior secured loans to middle market companies sourced from MidCap Financial’s portfolio and investments Apollo is a high growth global alternative asset manager with approximately $631 billion of AUM2 and manages both MidCap Financial and MFIC 3 1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to MFIC or to MFIC’s Investment Adviser. MidCap Financial is not obligated to take into account MFIC’s interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 2. As of September 30, 2023. See definition of AUM at beginning of presentation. 3. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc. MFIC is managed by Apollo Investment Management, L.P., (“AIM”) an affiliate of Apollo Global Management, Inc. 4. As of June 30, 2023. MidCap Financial1 is a leading lender to middle market companies Strong Alignment of Interest % Equity Ownership in MFIC 4 Apollo Global Management 3.8% MidCap Financial 3.0% MFIC Positioned to be a Pure Play Senior Secured Middle Market BDC OVERVIEW OF MIDCAP FINANCIAL INVESTMENT CORPORATION

OVERVIEW OF MIDCAP FINANCIAL INVESTMENT CORPORATION

MFIC Investment Strategy

APOLLO

Focused on First Lien Loans to Middle Market Companies

Focused on true first lien assets, top of the capital structure, with flexibility to invest across the capital structure

Assets Primarily Sourced by MidCap Financial's[1] Portfolio and Investments

Primarily focused on senior secured middle market loans sourced by Midcap Financial, a leading middle market lender with a broad product suite and significant expertise in niche asset classes

Ability to co-invest with MidCap Financial and the broader Apollo platform enhances ability to win deals on the basis of size and certainty of execution[2]

Prudent Portfolio Construction

Prudent portfolio construction including granular position sizes and emphasis on diversification - by sponsor, industry, and end market

MIDCAP FINANCIAL
INVESTMENT CORPORATION

MFIC positioned to be a pure play senior secured middle market BDC

1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to MFIC or to MFIC's Investment Adviser. MidCap Financial is not obligated to take into account the MFIC's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 2. On December 29, 2021, the Corporation received an exemptive order from the SEC, which was amended on January 10, 2023 (the "Order"), permitting greater flexibility to participate in co-investment transactions with certain of its affiliates where terms other than price and quantity are negotiated, subject to the conditions included therein. The Order superseded a prior exemptive order received from the SEC on March 29, 2016.

26

OVERVIEW OF MIDCAP FINANCIAL INVESTMENT CORPORATION

APOLLO

MFIC Senior Secured Diversified Investment Portfolio

Portfolio Snapshot

Portfolio	$2.37 bn
# of Portfolio Companies	149
# of Industries	25
Corporate Lending and Other[1] % Total Portfolio	92%
Non-Accrual % Total Portfolio	0.5%

Corporate Lending Portfolio Statistics

Weighted Average Yield [2]	12.0%
Weighted Average Spread	621 bps
First Lien	95%
Floating Rate	100%
Sponsored	86%
Pursuant to co-investment order [3]	86%
Average exposure	$15.2 mn
% with financial covenants [4]	96%
Median EBITDA [5]	$54 mn
Weighted Avg Net Leverage [5, 6, 7, 8]	5.44x
Weighted Avg Attachment Point [5, 6, 7, 8]	0.1 x
Weighted Avg Interest Coverage [5, 6, 9]	1.9 x

Portfolio by Strategy


8.2%
8.4%
7.9%
75.5%
Corporate Lending
Leveraged Lending
Life Sciences
Lender Finance, Asset Based, Franchise Finance and Other
Aviation

Portfolio by Industry


10.1%
18.5%
17.7%
12.2%
8.5%
7.8%
4.2%
3.5%
3.5%
2.9%
2.6%
2.3%
2.1%
2.1%
2.0%
High Tech Industries
Healthcare & Pharmaceuticals
Business Services
Aviation and Consumer Transport
Consumer Services
Beverage, Food & Tobacco
Consumer Goods – Non-durable
Insurance
Transportation – Cargo, Distribution
Automotive
Chemicals, Plastics & Rubber
Manufacturing, Capital Equipment
Construction & Building
Wholesale
Other 10

Note: As of September 30, 2023. At fair value, unless otherwise noted. Subject to change at any time without notice. There is no guarantee that similar allocations or investments will be available in the future. Diversification does not ensure profit or protect against loss. 1. Corporate lending includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and other select investments. 2. Weighted average yield on debt investments. On a cost basis. Exclusive of investment on non-accrual status. 3. On December 29, 2021, the Corporation received an exemptive order from the SEC, which was amended on January 10, 2023 (the "Order"), permitting greater flexibility to participate in co-investment transactions with certain of its affiliates where terms other than price and quantity are negotiated, subject to the conditions included therein. The Order superseded a prior exemptive order received from the SEC on March 29, 2016. 4. On a cost basis. 5. Source: Company data. 6. Through MFIC position. 7. Excludes select investments where metric is not relevant or appropriate or data is not available. 8. Weighted average by cost. Current metric. 9. The weighted average interest coverage ratio of the corporate lending portfolio was 1.5x based on TTM EBITDA through June 2023 and estimated annualized interest expense assuming September 30, 2023 base rates.. 10. Other includes: Advertising, Printing & Publishing, Diversified Investment Vehicles, Banking, Finance, Real Estate, Education, Retail, Hotel, Gaming, Leisure, Restaurants, Consumer Goods – Durable, Utilities – Electric, Telecommunications, Energy – Electricity, Energy – Oil & Gas, and Media – Diversified & Production.

27

OVERVIEW OF MIDCAP FINANCIAL INVESTMENT CORPORATION

APOLLO

MFIC Has the Lowest Fee Structure, Among Listed BDCs

MFIC charges a management fee of 1.75% on net assets (i.e., equity) (equates to ~0.75% on gross assets) while all other listed BDCs shown below charge on gross assets at a higher comparable rate.


0.75%
17.5%
MFIC
1.0%
17.5%
BXSL
1.0%
20%
GSBD
1.0%
20%
PFLT
1.0%
20%
GBDC
1.25%
20%
BBDC
1.4%
20%
NMFC
1.5%
20%
ARCC
1.5%
17.5%
BCSF
1.5%
17.5%
TCPC
1.5%
17.5%
CGBD
1.5%
17.5%
CION
1.5%
17.5%
FSK
1.5%
17.5%
OCSL
1.5%
17.5%
ORCC
1.5%
17.5%
PNNT
1.5%
17.5%
TSLX
1.75%
20%
SLRC
2.0%
20%
PSEC
Total Return Hurdle
Yes
Yes
Yes
No
Yes
Yes
No
No
Yes
Yes
No
No
No
No
No
No
No
No
No
Management Fee on Assets
Incentive Fee Rate

Source: Company filings. All BDC data shown as of 6/30/2023. Comp set is defined as largest externally managed, diversified BDCs. There can be no assurance that the BDCs presented will continue to have the BDC fee structures presented. Fee structure comparison includes managements fees and incentive in income and capital gains. Certain BDCs may not charge management fees on cash and / or have tiered fee structures. MFIC's new fee structure become effective beginning January 1, 2023. The new fee structure became effective beginning January 1, 2023. MFIC's new fee structure became effective on January 1, 2023. Prior to this reduction, the base management fee was 1.5% on gross assets financed using leverage up to 1.0x debt-to-equity and 1.0% on gross assets financed using leverage over 1.0x debt-to equity.

28

Overview of MidCap Financial

Full-Service Finance Company Founded in 2008 Focused on senior debt solutions to middle market companies across multiple industries Extensive coverage of middle market sponsors Lead / sole lender on most transactions Privately-held by institutional investors and managed by a subsidiary of Apollo Scaled Platform with Strong Credit Track Record Well-established provider of senior debt solutions to middle market companies and has what we believe to be an exceptionally strong track record through multiple economic cycles MidCap Financial1 is a Leading Middle Market Lender Experienced Leadership Team Headquartered in Bethesda, MD Senior leadership of MidCap Financial has deep industry expertise -MidCap Financial & other blue chip lenders including Merrill Lynch Capital, GE Capital, and Heller Financial Managed by Apollo Hub of Apollo’s private middle market credit business Sources assets for its own balance sheet and for other Apollo-managed capital, including MFIC Key Members of Management Team Working Together 25+ Years Annual Originations 2 ~ $16 Bn Employees 295 Global Offices 12 Information as of September 30, 2023. 1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to MFIC or to MFIC’s Investment Adviser. MidCap Financial is not obligated to take into account MFIC’s interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 2. Based on last twelve months through September 30, 2023. 3. Includes commitments managed by MidCap Financial Services Capital Management LLC, a registered investment adviser, as reported under Item 5.F on Part 1 of its Form ADV. For more information about MidCap Financial, please visit http://www.midcapfinancial.com. Commitments Managed / Serviced 3 ~ $48 Bn Overview of MidCap Financial,

OVERVIEW OF MIDCAP FINANCIAL

APOLLO

MidCap Financial[1] Offers a Broad Suite of Products, Providing Solutions to Nearly All Financing Needs of Middle Market Clients

MidCap Financial | In Alliance with Apollo

Business Segments

- Asset Based Lending
- Real Estate Lending
- Lender Finance
- Life Sciences and Technology Lending
- Franchise Lending
- Leveraged Lending

Product Capabilities

- Senior Cash Flow Debt
- Senior Franchise Debt
- Senior Asset Based Debt
- First Mortgage Debt
- Senior Venture Debt

Middle Market

1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to MFIC or to MFIC's Investment Adviser. MidCap Financial is not obligated to take into account MFIC's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform.

MidCap Financial

31

Overview of Closed-End Funds

Portfolio Characteristics 1 Weighted Average Floating Rate Spread / % Floating Rate 4.89% / 92.3% Weighted Average Fixed Rate Coupon / % Fixed Rate 7.61% / 7.7% Weighted Average Maturity (in years) (floating assets) 4.32 Weighted Average Maturity (in years) (fixed assets) 5.41 Average Position Size by Issuer 2 $3.9 million Number of Issuers 2 94 Weighted Average S&P Rating 3 B Weighted Average Rating Factor (Moody’s) 3 3,100 Credit Quality 4 BB 4.2% B 62.4% CCC+ or Lower 8.7% Not Rated 24.7% Top 5 Industries (% Market Value) 5 High Tech Industries 18.6% Services: Business 18.0% Healthcare & Pharmaceuticals 12.2% Banking, Finance, Insurance & Real Estate 9.5% Chemicals, Plastics, & Rubber 5.8% Total 64.1% Information as of September 30, 2023. 1. Averages based on par value of investment securities, except for the % floating and fixed rate, which are based on market value. 2. Excludes equity investments. 3. Excludes securities with no rating or non-performing defaulted securities as of September 30, 2023. Credit quality is calculated as a percentage of fair value of investment securities at September 30, 2023. The quality ratings reflected were issued by S&P Global Ratings (“S&P”), an internationally recognized statistical rating organization. 4. Credit quality ratings reflect the rating agency’s opinion of the credit quality of the underlying positions in the Fund’s portfolio and not that of the Fund itself. Credit quality ratings are subject to change. 5. The industry classifications reported are from widely recognized market indexes or rating group indexes, and/or as defined by Fund management, with the primary source being Moody’s Investors Service (“Moody’s”), an internationally recognized statistical rating organization. Apollo Senior Floating Rate Fund Inc. (NYSE: AFT) at a Glance Overview of closed end funds AFT is a diversified, closed-end management investment company. AFT’s investment objective is to seek current income and preservation of capital by investing primarily in senior, secured loans made to companies whose debt is rated below investment grade and investments with similar economic characteristics. Fund Facts and Data Symbol NYSE- AFT Inception Date 2/23/11 Capital Structure Shares Outstanding 15.6 million Net Asset Value $234.3 million Leverage $130.0 million Total Managed Assets $364.3 million Portfolio, at Fair Value $345.8 million Debt-to-Net Asset Value Ratio 0.55x Portfolio Composition (% Market Value) Broadly Syndicated Loans 71.0% Direct Origination 23.4% High Yield Bonds 5.0% Equity / Other 0.6% Objective and Strategy

Portfolio Characteristics 1 Weighted Average Floating Rate Spread / % Floating Rate 5.46% / 84.1% Weighted Average Fixed Rate Coupon / % Fixed Rate 6.95% / 15.9% Weighted Average Maturity (in years) (floating assets) 4.89 Weighted Average Maturity (in years) (fixed assets) 5.10 Average Position Size by Issuer 2 $3.4 million Number of Issuers 2 97 Weighted Average S&P Rating 3 B Weighted Average Rating Factor (Moody’s) 3 3,092 Credit Quality 4 BB 10.0% B 43.0% CCC+ or Lower 10.8% Not Rated 36.2% Top 5 Industries (% Market Value) 5 High Tech Industries 18.7% Healthcare & Pharmaceuticals 14.7% Services: Businesses 9.9% Banking, Finance, Insurance & Real Estate 7.4% Media: Advertising, Printing, & Publishing 7.2% Total 57.9% Apollo Tactical Income Fund Inc. (NYSE: AIF) at a Glance AIF is a diversified, closed-end management investment company. The Fund’s primary investment objective is to seek current income with a secondary objective of preservation of capital by investing in a portfolio of senior loans, corporate bonds and other credit instruments of varying maturities. The Fund seeks to generate current income and preservation of capital primarily by allocating assets among different types of credit instruments based on absolute and relative value considerations. Fund Facts and Data Symbol NYSE- AIF Inception Date 2/25/13 Capital Structure Shares Outstanding 14.5 million Net Asset Value $211.6 million Leverage $121.0 million Total Managed Assets $332.6 million Portfolio, at Fair Value $310.6 million Debt-to-Net Asset Value Ratio 0.57x Portfolio Composition (% Market Value) Broadly Syndicated Loans 45.7% Direct Origination 32.9% High Yield Bonds 13.5% Structured Products 7.4% Equity / Other 0.5% Objective and Strategy Overview of closed end funds Information as of September 30, 2023. 1. Averages based on par value of investment securities, except for the % floating and fixed rate, which are based on market value. 2. Excludes equity investments. 3. Excludes securities with no rating or non-performing defaulted securities as of September 30, 2023. Credit quality is calculated as a percentage of fair value of investment securities at September 30, 2023. The quality ratings reflected were issued by S&P Global Ratings (“S&P”), an internationally recognized statistical rating organization. 4. Credit quality ratings reflect the rating agency’s opinion of the credit quality of the underlying positions in the Fund’s portfolio and not that of the Fund itself. Credit quality ratings are subject to change. 5. The industry classifications reported are from widely recognized market indexes or rating group indexes, and/or as defined by Fund management, with the primary source being Moody’s Investors Service (“Moody’s”), an internationally recognized statistical rating organization. Excludes Structured Products, which represent 7.4% of the fair value of the portfolio at September 30, 2023.

Appendices

As of September 30, 2023. 2. Incremental asset capacity based on MFIC net leverage ratio of 1.40x. The net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets. 3. MFIC is subject to a 150% minimum asset coverage requirement pursuant to Section 61(a)(2) of the 1940 Act, as amended by The Small Business Credit Availability Act (“SBCAA”). AFT and AIF are both subject to a 300% minimum asset coverage requirement on debt pursuant to Section 18 of the 1940 Act. AFT and AIF Liquid Assets to be Repositioned into Directly Originated Loans Appendices

Transaction Roles Transaction Counsel Simpson Thacher & Bartlett LLP Financial Advisor to MFIC Special Committee Lazard Legal Counsel to MFIC Special Committee Proskauer Rose LLP Financial Advisor to AFT’s and AIF’s Special Committees Keefe, Bruyette & Woods, A Stifel Company Legal Counsel to AFT’s and AIF’s Special Committees Dechert LLP Appendices

APPENDICES

APOLLO

MFIC Corporate Information

Corporate Officers

Howard T. Widra
Executive Chairman, Interested Director

Tanner Powell
Chief Executive Officer

Ted McNulty
President and Chief Investment Officer, AIM

Gregory W. Hunt
Chief Financial Officer

Kristin Hester
Chief Legal Officer, Secretary

Patrick Ryan
Chief Credit Officer, AIM

Ryan Del Giudice
Chief Compliance Officer

Board of Directors

Howard T. Widra
Interested Director
Executive Chairman

John J. Hannan
Interested Director
Vice Chairman

Barbara Mattas
Independent Director
Chair of Audit Committee

Emanuel Pearlman
Independent Director

R. Rudolph Reinfrank
Independent Director

Elliott Stein, Jr.
Lead Independent Director
Chair of Nominating and Corporate Governance Committee

Carmencita Whonder
Interested Director

Research Coverage

Bank of America Merrill Lynch
Derek Hewett

Citi Global Markets Inc.
Arren Cyganovich

Compass Point, LLC
Casey Alexander

Jefferies LLC
Kyle Joseph

JP Morgan
Melissa Wedel

Keefe, Bruyette & Woods
Ryan Lynch

Raymond James & Associates
Robert J. Dodd

RBC Capital Markets
Kenneth Lee

Truist Securities Inc.
Mark Hughes

Wells Fargo Securities
Finian O'Shea

Additional Corporate Information

Fund Counsel
Simpson Thacher & Bartlett LLP

Counsel to Independent Directors
Proskauer Rose LLP

Independent Registered Public Accounting Firm
Deloitte & Touche LLP

Corporate Headquarters
9 West 57th Street
New York, New York 10019
212-515-3450

38

MFIC Senior Leadership Team Howard T. Widra Executive Chairman Mr. Widra has been with Apollo and/or its affiliates since 2013 and serves as Apollo’s Head of Direct Origination. He was appointed Executive Chairman in August 2022. He served as the Company’s Chief Executive Officer from May 2018 to August 2022 and as President from June 2016 to May 2018. He has also been a Director since May 2018. Mr. Widra was a co-founder of MidCap Financial, a middle-market specialty finance firm and was formerly its Chief Executive Officer. Prior to MidCap Financial, Mr. Widra was the founder and President of Merrill Lynch Capital Healthcare Finance. Prior to Merrill Lynch, Mr. Widra was President of GE Capital Healthcare Commercial Finance and held senior roles in its predecessor entities including President of Heller Healthcare Finance, and COO of Healthcare Financial Partners. Mr. Widra holds a J.D., Cum Laude, from the Harvard Law School and a BA from the University of Michigan. Tanner Powell Chief Executive Officer Mr. Powell joined Apollo in 2006. Mr. Powell was appointed Chief Executive Officer of the Company in August 2022. He served as President of the Company from May 2018 to August 2022 and served as Chief Investment Officer for the Company’s investment adviser from June 2016 to August 2022. Mr. Powell is a Managing Director and Portfolio Manager in Apollo’s Direct Origination business. He holds leadership roles in Apollo’s Credit Business, including its aircraft leasing and lending businesses. From 2004 to 2006, he served as an analyst in Goldman Sachs’ Principal Investment Area (PIA). From 2002 to 2004, Mr. Powell was an Analyst in the Industrials group at Deutsche Bank. He graduated from Princeton University with a BA in political economy. Ted McNulty President and Chief Investment Officer, AIM Mr. McNulty joined Apollo in 2014. He is a is Managing Director in Apollo’s Credit business. He was appointed President of the Company and Chief Investment Officer for the Company’s investment adviser in August 2022. Prior to joining Apollo, Mr. McNulty ran the mezzanine and later merchant banking business for a subsidiary of Mitsubishi UFJ, and was a director at Haland before that. Previously, he held various roles at JPMorgan and its predecessor institutions, primarily in leveraged finance. Mr. McNulty received an MBA from the Kellogg School of Management and a BA in Government from Harvard University. Greg Hunt Chief Financial Officer Mr. Hunt is a Managing Director of Finance at Apollo Global Management, Inc. He began his term as Chief Financial Officer and Treasurer of the Company in May 2012. Previously, Mr. Hunt was Executive Vice President and Chief Financial Officer for Yankee Candle which he joined in April 2010. Prior to joining Yankee Candle, Mr. Hunt served as the Executive Vice President of Strategic and Commercial Development for Norwegian Cruise Lines from 2007 to 2009. Prior to joining Norwegian Cruise Lines, Mr. Hunt served as Chief Financial Officer and Chief Restructuring Officer of Tweeter Home Entertainment Group, Inc. from 2006 to 2007 and Chief Financial Officer and Co-Chief Executive of Syratech Corporation from 2001 to 2006. Prior to Syratech, Mr. Hunt held several senior financial leadership positions including Chief Financial Officer of NRT Inc., Culligan Water Technologies, Inc. and Samsonite `Corporation. Mr. Hunt has also served as a Director and Chairman of the Audit Committee of Kymera International, a global manufacturer and supplier of metal products, since January 2020; and as Director and Chairman of the Audit Committee of Danimer Scientific (DNMR/NYSE), a leading developer and manufacturer of biodegradable plastic products, since June 2019. He is also the Co-Chair on the Board of Advisors for the University of Vermont School of Business. Mr. Hunt earned a bachelor’s degree in accounting and finance from the University of Vermont and is a Certified Public Accountant. Appendices

MFIC Senior Leadership Team (continued) Kristin Hester Chief Legal Officer and Secretary Ms. Hester joined Apollo in 2015 and currently serves as Senior Counsel for Apollo. She was promoted to Chief Legal Officer for the Company in August 2022 and served as General Counsel for the Company from May 2020 to August 2022. Ms. Hester also serves as General Counsel for Apollo Debt Solutions BDC, Apollo Senior Floating Rate Fund Inc., and Apollo Tactical Income Fund Inc. Prior to joining Apollo, Ms. Hester was associated with the law firms of Dechert LLP from 2009-2015 and Clifford Chance US LLP from 2006-2009. In each case she primarily advised U.S. registered investment companies, their investment advisers, and boards of directors on various matters under the Investment Company Act of 1940. Ms. Hester received her JD from Duke University School of Law and graduated cum laude from Bucknell University with a BS in Business Administration.. Ryan Del Giudice Chief Compliance Officer Mr. Del Giudice joined Apollo in 2022 and serves as the Chief Compliance Officer for the Apollo Diversified Real Estate Fund, Apollo Diversified Credit Fund, Apollo Debt Solutions BDC, MidCap Financial Investment Corporation, Apollo Senior Floating Rate Fund Inc., and Apollo Tactical Income Fund, Inc. Before joining Apollo, Mr. Del Giudice was the Chief Compliance Officer and SVP of Operations for Griffin Capital's interval fund platform and registered investment advisers subsidiaries from 2017 to 2022. Prior to that, Mr. Del Giudice was a Vice President at Cipperman Compliance Services (acquired by Foreside), a boutique compliance consulting firm, where he served as the Chief Compliance Officer and/or consultant for registered investment companies, business development companies and alternative asset managers. Mr. Del Giudice graduated from St. Joseph’s University with a BS in Business Administration and Finance. Patrick Ryan Chief Credit Officer, AIM Mr. Ryan joined Apollo Capital Management, L.P. in 2015 as Managing Director and Chief Credit Officer. Prior to joining Apollo, Mr. Ryan was at Citibank since 1996 in various Senior Credit Officer roles across all of Citi’s asset classes and geographies, including most recently serving as Chief Credit Officer for Citi’s $600 billion corporate credit portfolio and Chief Risk Officer overseeing risk governance and risk management for Citibank N.A.’s $1.3 trillion balance sheet. Mr. Ryan co-founded Staten Island ACHIEVE Dollars for Scholars, a charitable foundation providing college scholarships to students on Staten Island. Mr. Ryan co-founded the Cardinal Scholarships and is a Member of the Wesleyan University Athletic Advisory Council. Mr. Ryan has a B.A. in American History from Wesleyan University and a M.B.A. from Columbia Business School. Appendices

AFT and AIF Corporate Information Corporate Officers Board of Directors James Vanek President, Chief Executive Officer, and Portfolio Manager Kenneth Seifert Chief Financial Officer and Treasurer Kristin Hester Chief Legal Officer and Secretary Ryan Del Giudice Chief Compliance Officer Barry Cohen Interested Director Chairman of the Board Todd J. Slotkin Lead Independent Director Robert L. Borden Interested Director Elliott Stein, Jr. Independent Director Meredith Coffey Independent Director Chair of Nominating and Corporate Governance Committee Glenn N. Marchak Independent Director Chair of Audit Committee Fund Counsel Willkie Farr & Gallagher, LLP Counsel to the Independent Directors Proskauer Rose LLP Independent Registered Public Accounting Firm Deloitte & Touche LLP Corporate Headquarters 9 West 57th Street New York, New York 10019 212-515-3450 Additional Corporate Information Appendices

AFT and AIF Senior Leadership Team Kristin Hester Chief Legal Officer and Secretary Ms. Hester joined Apollo in 2015 and currently serves as Senior Counsel for Apollo. She was promoted to Chief Legal Officer for the Company in August 2022 and served as General Counsel for the Company from May 2020 to August 2022. Ms. Hester also serves as General Counsel for Apollo Debt Solutions BDC, Apollo Senior Floating Rate Fund Inc., and Apollo Tactical Income Fund Inc. Prior to joining Apollo, Ms. Hester was associated with the law firms of Dechert LLP from 2009-2015 and Clifford Chance US LLP from 2006-2009. In each case she primarily advised U.S. registered investment companies, their investment advisers, and boards of directors on various matters under the Investment Company Act of 1940. Ms. Hester received her JD from Duke University School of Law and graduated cum laude from Bucknell University with a BS in Business Administration.. Ryan Del Giudice Chief Compliance Officer Mr. Del Giudice joined Apollo in 2022 and serves as the Chief Compliance Officer for the Apollo Diversified Real Estate Fund, Apollo Diversified Credit Fund, Apollo Debt Solutions BDC, MidCap Financial Investment Corporation, Apollo Senior Floating Rate Fund Inc., and Apollo Tactical Income Fund, Inc. Before joining Apollo, Mr. Del Giudice was the Chief Compliance Officer and SVP of Operations for Griffin Capital's interval fund platform and registered investment advisers subsidiaries from 2017 to 2022. Prior to that, Mr. Del Giudice was a Vice President at Cipperman Compliance Services (acquired by Foreside), a boutique compliance consulting firm, where he served as the Chief Compliance Officer and/or consultant for registered investment companies, business development companies and alternative asset managers. Mr. Del Giudice graduated from St. Joseph’s University with a BS in Business Administration and Finance. James Vanek President, Chief Executive Officer, and Portfolio Manager Mr. Vanek is a Partner and Co-Head of Apollo’s U.S. Performing Credit business. Mr. Vanek joined the Firm in 2008, and before that he was Associate Director, Loan Sales & Trading in the Leveraged Finance group at Bear Stearns. He is a board member of the Loan Syndications and Trading Association, a leading advocate for the US syndicated loan market. Mr. Vanek graduated from Duke University with a BS in economics and a BA in computer science and received his MBA from Columbia Business School. Kenny Seifert Treasurer and Chief Financial Officer Mr. Seifert serves as the Treasurer and Chief Financial Officer of Apollo Senior Floating Rate Fund Inc., Apollo Tactical Income Fund Inc., Apollo Diversified Credit Fund, and Apollo Diversified Real Estate Fund. He joined Apollo Global Management Inc. in June 2015 and has worked in the Controllers group throughout his tenure. Prior to that time, Mr. Seifert was a Senior Manager at KPMG where he was an Auditor in the Alternative Investment practice, and before that, Mr. Seifert was a Senior Manager at Rothstein Kass where he was an Auditor in the Financial Services practice. In his positions, Mr. Seifert has specialized in alternative investments including Hedge, Private Equity, Fund of Funds, and Regulated Investment Companies. Mr. Seifert graduated from the Pennsylvania State University with a BS in Accounting and a minor in Business Law. Appendices

Contact Information MidCap Financial Investment Corporation Elizabeth Besen Investor Relations Manager Phone: (212) 822-0625 Email: ebesen@apollo.com Gregory W. Hunt Chief Financial Officer and Treasurer Phone: (212) 822-0655 Email: ghunt@apollo.com Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc. Elizabeth Besen Investor Relations Manager Phone: (212) 822-0625 Email: ebesen@apollo.com Kenneth Seifert Treasurer and Chief Financial Officer Phone: (212) 822-0807 Email: kseifert@apollo.com Appendices